11019114

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67786

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lazard Middle Market LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, 46th Floor
(No. and street)

Minneapolis	MN	55441
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Pecha **(612) 371-6533**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	Minneapolis	MN	55402-1538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Kyle A. Pecha, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2010, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Vice President and Controller

Subscribed to before me this 25 day of FEBRUARY, 2011.

Notary Public

KATHLEEN M. GRAY
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS	$48,383,438
ACCOUNTS RECEIVABLE	5,927,940
FIXED ASSETS — Net	966,132
RECEIVABLE FROM RELATED PARTIES	458,917
PREPAID AND OTHER ASSETS	84,918
TOTAL	$55,821,345

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued salaries, bonuses, and related expenses	$17,933,026
Due to affiliates	5,327,712
Accounts payable and accrued expenses	628,606
Capital lease obligation	124,831
Other liabilities	337,741
Total liabilities	24,351,916
MEMBER'S EQUITY — Lazard Middle Market LLC member's equity	31,469,429
TOTAL	$55,821,345

See notes to financial statements.

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market LLC (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on November 20, 2007. The Company's FINRA membership application was approved effective June 19, 2008. The Company specializes in assisting in the sale of customers' businesses or business units and in assisting private and public corporations in transacting debt and equity financings primarily in the private capital markets. The Company does not execute customer securities transactions and therefore does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co., LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company. The Parent was sold to Lazard Freres effective August 13, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Revenue Recognition — Accomplishment fees from facilitating the sale of customers' businesses or business units, financing transactions, and consulting fees are recognized when earned, typically upon closing of the transaction. Client reimbursements of expenses are presented net in "investment banking" and "restructuring advisory fees" on the Company's statement of operations. The amount of expenses reimbursed by clients for the year ended December 31, 2010, was $1,811,000.

Operating Expenses — The Company records operating expenses (compensation and benefits, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services provided in facilitating the operations of the Company, including those provided by an affiliate.

Income Taxes — The Company is a disregarded limited liability company for tax purposes and therefore does not pay corporate income taxes. Therefore, the Company has not recorded a provision for income taxes in the statement of operations.

Fixed Assets — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using a straight-line method. Leasehold improvements are depreciated over the term of the lease using a straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expand disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include directly or indirectly observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that are considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves that are observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs reflect the Company's own judgment about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Cash equivalents of $48,383,268 consist of money market funds, which are carried at fair value as determined by quoted net asset value, held with Lazard Capital Markets. We consider all cash equivalents as Level 1.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2010, the Company had net capital as defined by Rule 15c3-1 of $40,127,109, which exceeds its required net capital of $485,911 by $39,641,198. The Company's ratio of aggregate indebtedness to net capital was 0.2 to 1 at December 31, 2010.

5. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

6. TRANSACTIONS WITH AFFILIATES AND RELATED-PARTY TRANSACTIONS

As of December 31, 2010, the Company had payables due to the following affiliates:

Lazard Group, LLC	$2,705,830
Lazard Strategic Coordination Co., LLC	1,637,115
Lazard & Co., Limited	746,715
Lazard Freres	224,643
Parent	13,409
Total	$5,327,712

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company. During the year ended December 31, 2010, the Company reimbursed the Parent $2,484,340 for operating expenses paid by them on its behalf and various allocated costs, including depreciation and lease expenses. For the purposes of these financial statements, this expense has been broken out into the actual underlying expense categories.

The Company also pays a monthly management fee to Lazard Strategic Coordination Co., LLC (LSCC). During the year ended December 31, 2010, management fees paid to LSCC of $3,596,566, recorded within other operating expenses, were charged to operations.

The Company has an outstanding loan receivable with an employee on the statement of financial condition as of December 31, 2010, for $75,000 and a receivable from Lazard Capital Markets in the amount of $383,917, which were derived from initial public offering transactions referred to Lazard Capital Markets.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

7. MAJOR CUSTOMERS

In 2010, the Company had five customers that provided 32.1% of total revenues.

8. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Capital Lease — The cost and accumulated depreciation related to these assets under capital lease obligations were $182,445 and $69,937, respectively, at December 31, 2010. During 2009, the Company entered into a capital lease to acquire information technology equipment. The obligations mature in January 2014. The capital lease obligations contain a bargain purchase option that allows the Company to purchase the leased equipment at the end of the lease for $1. The capital lease incurs interest at a rate of 11.83%.

Operating Leases — The Company leases an office facility in Charlotte, North Carolina, under an operating lease arrangement. Future minimum payments for the noncancelable operating lease as of December 31, 2010, are as follows:

Years Ending December 31	Operating Lease
2011	$ 100,414
2012	103,417
2013	106,526
2014	109,716
Thereafter	9,371
Net minimum lease payments	$ 429,444

Rent expense under the operating leases recorded within occupancy was $96,920 for the year ended December 31, 2010.

Employee 401(k) Plan — The Company has a qualified 401(k) profit sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate. The Company's contribution to the Plan recorded within compensation and benefits expense was $384,972 for the year ended December 31, 2010.

9. SUBSEQUENT EVENT

On February 9, 2011, the Company made a capital distribution to the Parent in the amount of $20,000,000.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 24, 2011

Lazard Middle Market LLC
225 South Sixth Street, 46th Floor
Minneapolis, Minnesota

In planning and performing our audit of the financial statement of Lazard Middle Market LLC (the "Company") for the year ended December 31, 2010 (on which we issued our report dated February 24, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion of the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

FINANCIAL STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2010, AND INDEPENDENT AUDITORS' REPORT, AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Lazard Middle Market LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Lazard Middle Market LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2011